ATLATSA ANNOUNCES RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2013

Significant improvement in operational and financial performance

March 31, 2014 Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX: ATL; NYSE MKT: ATL; JSE: ATL) announces its operating and financial results for the three and twelve months ended December 31, 2013. This release should be read together with the Company’s Financial Statements, Management Discussion & Analysis and its annual information form on Form 20-F currently filed on www.atlatsaresources.co.za and www.sedar.com. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

Highlights for the 2013 financial year:

Operational highlights	Financial highlights
Safety statistics (LTIFR) improved by 55% y-o-y	Restructure plan completed – significant improvement in financial results arising from restructure plan
PGM ounces produced increased by 66% y-o-y	Mineral assets sold for a profit of $171 million
Total development metres increased by 50% y-o-y	Consolidated Company debt reduced by 75% from $587 million to $150 million
Significant progress made on ramp up projects	Effective cost of borrowing reduced from 12.7% to 4.4%*
Merensky opencast mine established	Positive cash generated at Bokoni operations
Unit cost of production reduced by 17%	Profit after tax of $99.9 million
Basic earnings per share of $0.47
EBITDA of $199.6 million

*Weighted average effective cost of debt

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 372 5816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Operational and financial performance

Set out below are summaries of the key operating and financial results for Bokoni Platinum Mine and the Company for the periods under review.

Operating results		FY2013	FY2012	% Change	Q4 2013	Q4 2012 (1)	% Change
Tonnes milled	T	1,525,945	863,675	76.7	425,125	6,319	>100
Recovered grade	g/t milled,4E	3.56	3.82	(15.5)	3.31	N/A	N/A
PGM** oz produced	Oz	170,295	102,671	65.7	43,739	2,045	>100
Total development	M	23,481	15,609	50	7,227	1,207	>100
Capital expenditure	$m	51	38.9	31.1	13.3	1	>100
Operating cost/tonne milled	ZAR/t	1,197	1,535	22	1,264	40,745	96.9
Operating cost/4E oz	ZAR/4E oz	10,728	12,902	16.8	12,289	125,903	90.2
Lost-time injury frequency rate (“LTIFR”)	Per 200,000 hours worked	0.43	0.93	54.8	0.56	N/A	N/A

Summary of financial results
Expressed in $ (000’s)	FY 2013	FY 2012	% Change	Q4 2013	Q4 2012 (1)	% Change
Revenue	195,621	117,557	66	47,948	809	5827
Cash operating costs	194,042	158,388	23	56,355	27,282	107
Cash operating profit/ (loss)*	1,580	(40,831)	104	(8,408)	(26,473)	68
EBITDA	199,570	35,545	461	167,617	(46,799)	458
Profit / (loss) after tax	99,869	(95,567)	205	133,204	(63,684)	309
Non-controlling interest	(99,623)	(76,849)	30	(94,624)	(20,023)	373
Profit / (loss) attributable to Atlatsa shareholders	199,492	(18,718)	1166	227,828	(43,660)	622
Basic and diluted profit / (loss) per share - cents	47	(4)	1275	54	(10)	640

*Cash operating profit/ (loss) before depreciation and amortization

**Pt+Pd+Rh+Au

Note (1): Q4 2012 results were impacted by unprotected strike action

Safety

Bokoni Mine’s LTIFR improved by 55% to 0.43 during FY 2013.

Regrettably, after achieving two million fatality-free shifts in early August 2013, three fatal accidents occurred in separate incidents on August 6, 28 and September 21, resulting from two fall-of-ground incidents and one winch related accident.

Operational results

The Company continues to develop Bokoni Mine towards its optimal production levels and mining mix, despite a challenging PGM environment which has persisted for the past five years.

Bokoni Mine’s underground operations will remain in ramp-up phase through to 2017, with its two new underground shaft complexes at the Brakfontein Merensky and Middelpunt Hill UG2 development projects currently operating between 40% and 50% of their planned steady state production rates of 100,000 tpm and 60,000 tpm, respectively.

Though the two new shaft complexes remain in ramp-up phase, management continues to fill installed processing capacity (160,000 tpm) by:

  operating the older, high cost Merensky underground operations at its Vertical and UM2 shaft complexes, which will be phased out by 2016; and

  filling any mill gap capacity with Merensky ore from the new open cast mine, commissioned in June 2013.

On completion of the ramp up phase in 2017, the Bokoni Mine will be better positioned from both a unit cost and cash flow perspective as it will:

  operate from two shaft complexes, as opposed to the current four shaft system, thereby reducing the need for a number of support services;

  reduce its aggregate operating costs by moving from older, higher cost shaft operations to lower cost, new generation, more efficient shaft operations;

  access higher grade Merensky mining areas at its new generation Brakfontein shaft complex;

  reduce overall sustaining capital expenditure at its new generation shaft complexes;

  significantly reduce its project capital expenditure from 2017 onwards; and

  maintain a relatively constant number of total employees and contractors, despite increasing the planned production volumes by 47% from 170,000 PGM Oz (FY2013) to 250,000 PGM Oz (FY 2017E).

A number of the operational improvement initiatives introduced at Bokoni Mine in 2012 began to yield results in 2013.

  Tonnes milled increased by 77% from the previous year to 1,525,945 tonnes, including 213,314 tonnes from the new Merensky open cast operations.

  Bokoni Mine produced 170,295 PGM ounces, representing a 66% year-on-year improvement, including 13,717 PGM ounces generated from the new Merensky open cast operations.

  Total development metres increased by 50% from the previous year to 23,481 metres, including 13,627 re-development metres associated with pothole management and establishing new face length for mining crews. Development remains a key area of focus at the Bokoni Mine as it continues to sink declines and progress with lateral development at its two new underground shaft complexes, together with establishing spare panel face length to combat the negative impact of potholing, more prevalent at its Merensky operations.

  Recovered grade declined year-on-year from 3.82 g/t to 3.56 g/t as a result of the significant increase in the amount of development at the operations, as well as lower grade material delivered and recoveries achieved from the new open cast operations.

  Recoveries at the concentrator complex remain one of the best in the PGM industry with a 2013 average yield of 89.8% for the Merensky and 86.7% for the UG2 concentrate streams, respectively.

  The realized PGM basket price for 2013 was 15% higher at ZAR11,478 per ounce compared to ZAR9,978 per ounce for 2012. In US$ terms, the PGM basket price realized decreased from the previous year by 2.6% from US$1,221 in 2012 to US$1,189 per ounce in 2013.

  Unit costs per PGM ounce in 2013 improved to ZAR10,728 ($1,148) as compared to ZAR12,902 ($1,574) in 2012. Unit costs were largely impacted by the 50% increase in total development metres achieved at the operations, together with above South African inflation rate increases in labour costs, together with increases in power utility charges.

Financial results

An improved operating performance at Bokoni Mine, together with the material financial impact of the Restructure Plan described below resulted in a stronger year-on-year financial performance for the Company.

Revenue generated was $195.6 million (ZAR1,828.2 million) for 2013 compared to $117.6 million (ZAR963.6 million) for 2012. This improvement was attributable to improved production volumes, relatively flat metal prices in $ terms, and a positive impact from the 14% ZAR currency depreciation to ZAR9.35 = $1 (FY 2012: ZAR8.2 = $1) during the period.

Consolidated cash operating costs of $194 million (ZAR1,816.4 million) for 2013 reflect the increase in production volumes and development achieved during 2013, with costs impacted by an increase in the number of contractors at the operations carrying out more development and the establishment of the new open cast mine, together with above South African inflation rate increases in labour costs and annual increases in power utility charges.

Depreciation charges included in cost of sales for 2013 were $39,368,466.

Capital expenditure at the Bokoni Mine was higher than previous years, with total expenditure of $51 million reflecting the increased amount of development at the operations, together with increased sustaining capital cost to equip the ramp-up projects.

On implementation of the Restructure Plan described below, the Company achieved a profit of $171 million on the sale of an estimated 31.6 million PGM mineral resources that had not been incorporated into Bokoni’s 25-year mine plan. This sale had a material positive impact on the Company’s 2013 financial performance and resulted in:

  EBITDA of $199,570.347

  Profit after tax of $99,869.277

  A basic earnings per share of $0.47

The Company also generated cash from its operations of $9,124,254 representing a marked improvement on previous annual performances of cash utilized from its operations (FY2012: $31,265,212); (FY2011: $41,318,341).

Restructure Plan completed – A new corporate and capital structure

On February 1, 2014, the Company announced the conclusion of its previously announced Restructure Plan with Anglo American Platinum. The Restructure Plan had a positive impact on the Company’s corporate and capital structure. Highlights of the impact of the Restructure Plan are as follows:

  Estimated mineral resources representing an estimated 31.6 million PGM ounces that were not incorporated into Bokoni’s 25-year mine plan were sold for a profit of $171 million.

  The repayment of various historical debt instruments resulted in the consolidated Company debt being reduced by 75% from $587 million to $150 million.

  Cost of debt to the Company on an annual basis has been reduced from 12.7% to 4.4%**.

  Atlatsa Holdings (the Company’s BEE majority shareholder) increased its shareholding in the Company to 62% by acquiring 115.8 million shares of the Company for $43 million from Anglo American Platinum, giving the Company additional BEE headroom in its capital structure.

  Anglo American Platinum acquired 22.5% of the outstanding shares of Company for $75 million by subscribing for 125 million new shares in the Company.

** Weighted average effective cost of debt.

  Ownership of four Northern Limb (Platreef) exploration properties, together with an option to acquire an ownership interest in Polokwane Smelter Complex, was retained by the Company for future growth opportunities.

  After completion of the Restructure Plan, Atlatsa has an outstanding share capital of 554,288,473 common shares and all classes of convertible securities (other than stock options) have been eliminated.

For additional information on the Restructure Plan refer to the press releases dated from February 2, 2012 to February 3, 2014 as well as the material change reports filed on February 13, 2012, September 27, 2012 and April 8, 2013 all of which are available at www.sedar.com.

For further information please contact:

On behalf of Atlatsa
Joel Kesler
Chief Commercial Officer
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Pam Wolstenholme
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 872 6387

Macquarie First South Capital (Pty) Ltd
Annerie Britz
Office: +27 11 583 2000

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the anticipated benefits of the Restructure Plan and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes;

equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the realization of anticipated benefits of the Restructure Plan;

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;

operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;

changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

expected effective future tax rates in jurisdictions in which our operations are located;

the protection of the health and safety of mine workers; and

mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed at www.sedar.com and with the United States Securities and Exchange Commission www.sec.gov and other disclosure documents that are available at www.sedar.com.